UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
SUPREME INDUSTRIES, INC.
(Name of Subject Company (Issuer))
REDHAWK ACQUISITION CORPORATION
(Offeror)
WABASH NATIONAL CORPORATION
(Parent of Offeror)
(Names of Filing Persons)
CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
CLASS A 868607102
CLASS B 868607300
(CUSIP Numbers of Class of Securities)
Richard J. Giromini
Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905
(765) 771-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Michael J. Silver, Esq.
William I. Intner, Esq.
Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, Maryland 21202
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$360,364,830	$41,766.28
*Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 15,503,763 shares of Class A common stock of Supreme Industries, Inc. (“Supreme”), par value $0.10 per share, and (ii) 1,656,467 shares of Class B common stock of Supreme, par value $0.10 per share, multiplied by the offer price of  $21.00 per share. The calculation of the filing fee is based on information provided by Supreme as of August 22, 2017.
**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐
If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer (the “Offer”) by Redhawk Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Wabash National Corporation, a Delaware corporation (“Wabash National”), to purchase all outstanding shares of  (i) Class A common stock, par value $0.10 per share (the “Class A Shares”), and (ii) Class B common stock, par value $0.10 per share (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), of Supreme Industries, Inc., a Delaware corporation (“Supreme”), at a price of  $21.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Schedule TO is being filed on behalf of Purchaser and Wabash National.
Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided herein.
Item 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a)	The name of the subject company and issuer of the securities to which this Schedule TO relates is Supreme Industries, Inc., a Delaware corporation. Supreme’s principal executive offices are located at 2581 E. Kercher Road, Goshen, IN 46528. The telephone number at Supreme’s principal executive offices is 574-642-3070.
(b)	This Schedule TO relates to all of the outstanding shares of (i) Class A common stock, par value $0.10 per share, and (ii) Class B common stock, par value $0.10 per share, of Supreme Industries, Inc., a Delaware corporation. Based upon the information provided by Supreme, as of August 22, 2017, (i) 15,503,763 Class A Shares were outstanding (including 191,713 restricted shares), (ii) 1,656,467 Class B Shares were outstanding, and (iii) no shares of preferred stock were issued or outstanding. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in Section 6 — “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a), (b), (c)	This Schedule TO is being filed by Wabash National and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Wabash National and Purchaser” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a)(1)(i)-(v)	The information set forth in the “Summary Term Sheet,” “Introduction” and Section 1 — “Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.
(a)(1)(vi)-(vii)	The information set forth in Sections 3 — “Procedure for Tendering Shares” and 4 — “Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.
(a)(1)(viii)	The information set forth in Sections 1 — “Terms of the Offer” and 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in Section 7 — “Effect of the Offer on the Market for the Shares; NYSE MKT Listing; Exchange Act Registration” of the Offer to Purchase is incorporated herein by reference.
(a)(1)(xi)	Not applicable.
(a)(1)(xii)	The information set forth in Section 5 — “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)	The information set forth in Sections 9 — “Certain Information Concerning Wabash National and Purchaser,” 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions,” 12 — “Purpose of the Offer; Plans for Supreme” and 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a), (c)(1)-(7)	The information set forth in the “Introduction” and in Sections 6 — “Price Range of the Shares; Dividends on the Shares,” 7 — “Effect of the Offer on the Market for the Shares; NYSE MKT Listing; Exchange Act Registration,” 12 — “Purpose of the Offer; Plans for Supreme” and 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a), (b), (d)	The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
(a), (b)	The information set forth in Sections 9 — “Certain Information Concerning Wabash National and Purchaser,” 12 — “Purpose of the Offer; Plans for Supreme” and 13 — “The Merger Agreement; Other Agreements” and in Schedule I of the Offer to Purchase is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	The information set forth in the “Summary Term Sheet,” “Introduction” and in Sections 2 — “Acceptance for Payment and Payment for Shares,” 3 — “Procedure for Tendering Shares,” and 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
(a), (b)	Not applicable.
Item 11.	Additional Information.
(a)(1)	The information set forth in Sections 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions,” 12 — “Purpose of the Offer; Plans for Supreme,” and 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(a)(2), (a)(3)	The information set forth in Sections 13 — “The Merger Agreement; Other Agreements,” 14 — “Conditions of the Offer,” 15 — “Certain Legal Matters” and 17 — “Miscellaneous” of the Offer to Purchase is incorporated herein by reference.
(a)(4)	Not applicable.
(a)(5)	None.

(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase, dated August 22, 2017.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement published in The New York Times on August 22, 2017.
(a)(5)(A)	Press Release issued by Wabash National on August 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(a)(5)(B)	Press release issued by Wabash National on August 22, 2017 announcing commencement of the Offer.
(b)(1)	Commitment Letter, dated as of August 8, 2017, by and among Wabash National Corporation, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2017, by and among Wabash National, Purchaser and Supreme (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(d)(2)	Form of Tender and Voting Agreement, dated as of August 8, 2017, among Wabash National Corporation, Redhawk Acquisition Corporation and each of the officers and directors and certain holders of Class B common stock party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(d)(3)	Confidentiality Agreement, dated as of April 24, 2017, by and between Supreme and Wabash National.
(g)	Not applicable.
(h)	Not applicable.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
WABASH NATIONAL CORPORATION
Dated: August 22, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor
Title: Senior Vice President and Chief Financial Officer
redhawk acquisition corporation
Dated: August 22, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor
Title: Secretary and Treasurer

EXHIBIT INDEX
Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated August 22, 2017*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement published in The New York Times on August 22, 2017.*
(a)(5)(A)	Press Release issued by Wabash National on August 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(a)(5)(B)	Press release issued by Wabash National on August 22, 2017 announcing commencement of the Offer.*
(b)(1)	Commitment Letter, dated as of August 8, 2017, by and among Wabash National Corporation, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC and Wells Fargo Capital Finance, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(d)(1)	Agreement and Plan of Merger, dated as of August 8, 2017, by and among Wabash National, Purchaser and Supreme (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(d)(2)	Form of Tender and Voting Agreement, dated as of August 8, 2017, among Wabash National Corporation, Redhawk Acquisition Corporation and each of the officers and directors and certain holders of Class B common stock party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wabash National with the SEC on August 9, 2017 (File No. 001-10883)).
(d)(3)	Confidentiality Agreement, dated as of April 24, 2017, by and between Supreme and Wabash National.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith